SUITE 500 ONE NORTH CLEMATIS STREET WEST PALM BEACH, FLORIDA 33401 TELEPHONE (561) 832-3300 FACSIMILE (561) 655-1109 www.broadandcassel.com

September 18, 2006

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:    James A. Allegretto

Re:	Perry Ellis International, Inc. Form 10-K for Fiscal Year Ended January 31, 2006 Form 10-Q for Fiscal Quarter Ended April 30, 2006 File No. 0-21764

Dear Mr. Allegretto:

On behalf of Perry Ellis International, Inc., a Florida corporation (“Perry Ellis”), we are submitting in response to the comment letter dated August 29, 2006 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Comment Letter”) this letter and the accompanying Form 10-Q/A for the fiscal quarter ended April 30, 2006 (the “Form 10-Q/A”). This letter sets forth the responses to each of the Staff’s comments in the Comment Letter, and when appropriate, identifies the location of the changes or additions made.

The headings and numbered paragraphs of this response letter correspond to the headings and paragraphs in the Comment Letter. Capitalized terms used but not defined in this letter have the meanings as set forth in the Form 10-Q/A.

Form 10-K for the Fiscal Year Ended January 31, 2006

Selected Financial Data, page 21

1.	Perry Ellis uses the non-GAAP financial measure, EBITDA, primarily as a measure of its operating performance. Management believes that EBITDA is a measure commonly reported and widely used by investors and other interested parties to understand Perry Ellis’ operating performance and compare its performance to that of other companies in its industry. Although Perry Ellis has, in the past, stated that it also believes EBITDA provides some indication of its ability to satisfy its debt obligations, Perry Ellis continues to believe that EBITDA is primarily a measure of its operating performance, and as such, Perry Ellis does not plan to mention that EBITDA provides some indication of its ability to satisfy its debt obligations in its

BOCA RATON • DESTIN • FT. LAUDERDALE • MIAMI • ORLANDO • TALLAHASSEE • TAMPA • WEST PALM BEACH

U.S. Securities and Exchange Commission

Division of Corporation Finance

September 18, 2006

future filings. Accordingly, Perry Ellis believes that net income is the closest GAAP measure to its use of EBITDA, and respectfully requests the Staff to withdraw this comment given Perry Ellis’ future intended use of this non-GAAP performance measure.

Exhibits 31.1 and 31.2

2.	Perry Ellis hereby confirms that, in future filings it will eliminate reference to the titles of its principal executive and principal financial officers in the introductory paragraph of the certifications to conform to the format provided in Item 601(b)(31) in Regulation S-K. In addition, Perry Ellis confirms that the inclusion of the titles of its Chief Executive Officer and Chief Financial Officer was not intended to limit the capacity in which such individuals provided the certifications.

Form 10-Q for the Quarterly Period Ended April 30, 2006

Controls and Proceedings, page 23

3.	In accordance with the Staff’s comment, Perry Ellis has revised the Form 10-Q/A. Please refer to page 3 of the Form 10-Q/A.

Exhibits 31.1 and 31.2

4.	In accordance with the Staff’s comment, Perry Ellis has revised the Form 10-Q/A. Please refer to Exhibits 31.1 and 31.2 of the Form 10-Q/A.

As requested by the Staff, Perry Ellis acknowledges that: (i) it is responsible for the adequacy and the accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings; and (iii) Perry Ellis may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission

Division of Corporation Finance

September 18, 2006

We trust that the Form 10-Q/A and this response letter satisfactorily respond to the Comment Letter. If there are any questions, please call Kathleen Deutsch at 561-366-5320. Your assistance in this matter is appreciated.

Very truly yours,

BROAD AND CASSEL

/s/ KATHLEEN L. DEUTSCH
Kathleen L. Deutsch, P.A.

cc:	George Feldenkreis
George Pita